UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549


                                   SCHEDULE 14D-9

         Solicitation/Recommendation Statement under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                                 (Amendment No. 1)


                        USA REAL ESTATE INVESTMENT TRUST
                              SEC FILE NO. 5-39466
    ________________________________________________________________________
                            (Name of Subject Company)


                        USA REAL ESTATE INVESTMENT TRUST
    ________________________________________________________________________
                       (Names of Persons Filing Statement)


                          SHARES OF BENEFICIAL INTEREST
    ________________________________________________________________________
                          (Title of Class of Securities)


                                    903 28G 308
    ________________________________________________________________________
                       (CUSIP Number of Class of Securities)


                           GREGORY E. CRISSMAN, CHAIRMAN
                         USA REAL ESTATE INVESTMENT TRUST
                            PMB 314, P. O. BOX 255427
                          SACRAMENTO, CALIFORNIA 95865
                           Telephone No: 800-308-4532
    ________________________________________________________________________
     (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

____ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



Item 1.     Subject Company Information.


a. The Subject Company is USA Real Estate Investment Trust, ("USA REIT"), PMB 314, P. O. Box 255427, Sacramento, California 95865, Telephone No. 800-308-4532. USA REIT has no subsidiaries.

b. The subject securities are the Shares of Beneficial Interest (the "Shares") of USA REIT. There are presently issued and outstanding 27,023 of the Shares. On and as of June 30, 2001, there were then issued and outstanding 27,115 of the Shares. The Shares are not subject to trading in any active trading market. Accordingly, there is no readily available liquidity in the Shares and no readily ascertainable fair market value for the Shares.


Item 2.     Identity and Background of Filing Person.

a.  The Filing Person is the Subject Company.

b. Pursuant to a tender offer directed to the shareholders of USA REIT, and without the advance knowledge or consent of USA REIT, and subject to an Offer to Purchase dated September 4, 2001, Sutter Opportunity Fund 2 LLC, (the "Offeror"), 150 Post Street, Suite 320, San Francisco, California 94108, Telephone No. 415-788-1444, has offered to purchase up to 2,650 of the Shares "at a purchase price equal to $300 per share, less the amount of any distributions declared or made with respect to the Shares between September 4, 2001 (the 'Offer Date') and October 5, 2001 or such other date to which this Offer may be extended (the 'Expiration Date') upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 4, 2001 (the
'Offer to Purchase') and the related Letter of Transmittal . . . ."


Item 3.     Past Contacts, Transactions, Negotiations, and Agreements.

USA REIT has no agreements, understandings, or arrangements of any kind or nature with the Offeror, its executive officers, directors, or affiliates. The Offeror and its executive officers, directors, and affiliates are not affiliated with USA REIT, its officers or Trustees in any way. (In references hereinafter to the Offeror, that term shall include the executive officers, directors, and affiliates of the Offeror.)


Item 4.     The Recommendation of USA REIT.

a. USA REIT recommends to its shareholders that they reject the aforesaid Offer to Purchase.

b. The reasons for the recommendation are as follows: The price of $300 per share is inadequate. The Shares currently receive an annual dividend of $63.36 per share. The present Book Value Per Share of the Shares (as defined in Subparagraph (e) below) is $534. If USA REIT were to undergo liquidation, the per share value shareholders may realize might be greater than the Book Value Per Share because the Book Value Per Share is computed using its properties' depreciated cost rather than current or liquidation values. However, know that shareholders may not be able to force USA REIT to liquidate, management has no present intention of liquidating in the foreseeable future, and the Shares are not actively traded in any market (as further described in Subparagraphs (e) and (f) below). Periodically shareholders offer to sell Shares to USA REIT ("Offers to Sell Shares"). During 2001, in its discretion, USA REIT accepted such offers for 435 shares for which it paid $492 per share, which is 64% greater than $300.

c. After reasonable inquiry, USA REIT believes that none of its Trustees or officers who is a shareholder intends to sell any Shares to the Offeror pursuant to the aforesaid Offer to Purchase.

d. With respect to the aforesaid Offers to Sell Shares, from time to time shareholders in general voluntarily make unsolicited offers to USA REIT to sell Shares back to USA REIT. Such offers may be made at any time by any shareholder and are not contingent upon any particular time or event and are not confined to any certain group of shareholders. Such offers are considered in "arms-length" negotiations and do not include transactions between USA REIT and any of its officers, trustees, or affiliates. In most of such cases, the number of shares is small and, because the Shares are not traded in an active market, the shareholders are attempting to liquidate their Shares for estate purposes. For USA REIT, the acquisition of Shares at less than the Book Value Per Share benefits the remaining shareholders because such acquisition has the effect of increasing the Book Value Per Share of the Shares of the remaining shareholders. Paragraph 7.11 of The Declaration of Trust. of USA REIT provides that the Trustees may, on behalf of the Trust, purchase or acquire outstanding Shares for such consideration as the Trustees may determine. Accordingly, in the discretion of the Trustees, USA REIT may accept or reject such Offers to Sell Shares. During 2001, on or about the dates set forth in the following sentence, in its discretion USA REIT accepted some of said Offers to Sell Shares which resulted in USA REIT acquiring 435 Shares at the purchase price of $492 per share. The dates in 2001 when said Offers to Sell Shares were accepted were January 15, February 22 and 23, April 3 and 23, May 19, 30, and 31, June 19, and August 14. After said acquisition, the Shares so purchased were not resold by USA REIT. Pursuant to Section 7.11 of The Declaration of Trust, Shares so purchased do not, so long as they belong to the Trust, receive dividends or vote; and such Shares have the status of authorized but unissued Shares.

e. For purposes of this Schedule 14D-9, Amendment No. 1, the Book Value Per Share referred to in the preceding two paragraphs is defined to mean the dollar value calculated by dividing the Shareholders' Equity as shown in the balance sheet of USA REIT of June 30, 2001, by the number of issued and outstanding Shares as shown in that same balance sheet. Shareholder's Equity is calculated by subtracting Total Liabilities from Total Assets. The number of issued and outstanding Shares is the actual number of Shares that have been issued by USA REIT and are presently outstanding as of the date of the balance sheet. The Book Value Per Share is not necessarily a number that is calculated for purposes of GAAP. However, the Shareholders' Equity and the number of issued and outstanding Shares are calculated according to GAAP as a necessary part of the balance sheet of USA REIT. The Shareholders' Equity as calculated in said balance sheet ($14,491,885) was divided by the number of issued and outstanding Shares (27,115) to compute the Book Value Per Share (rounded off) of $534. The Book Value Per Share is a simple accounting calculation performed by USA REIT and is not the same thing as the fair market value per Share or the liquidation value per Share principally because Book Value Per Share is computed using depreciated historical costs of USA REIT's real estate assets rather than current fair value or other amounts that could be realized upon liquidation. There is no readily available way that a shareholder can realize from his Shares the Book Value Per Share.

f.  Shareholders should consider the aforesaid recommendation in awareness that
(i) the dividend policy of USA REIT could be changed in the future and dividends could be reduced, (ii) there is no readily available means by which a shareholder may realize the Book Value Per Share of the Shares; (iii) the "fair market value" of the Shares is not the same as the Book Value Per Share and is usually established by a willing seller and a willing buyer in a transaction in a trading market, (iv) the Shares are not traded in any active trading market and there is no readily available liquidity in the Shares and no way for a shareholder readily to realize the fair market value of the Shares, (v) USA REIT does not intend to liquidate at any time in the foreseeable future so shareholders will have no way to realize the liquidation value of the Shares, and (vi) USA REIT may in the future elect not accept Offers to Sell or may not do so at a price that is acceptable to a selling shareholder.


Item 5.     Person/Assets, Retained, Employed, Compensated or Used.

Other than the officers and attorneys of USA REIT, no persons or classes of persons have been directly or indirectly employed, retained, or will be compensated to make recommendations on behalf of USA REIT in connection with the aforesaid Offer to Purchase.


Item 6.     Interest in Securities of the Subject Company.

To the best information of USA REIT, except for the acceptances of the Offers to Sell Shares that are described above, there have been no transactions in the Shares during the sixty-day period preceding the date of the aforesaid Offer to Purchase or since the date of said Offer.


Item 7.     Purposes of the Transaction and Plans or Proposals.

a. As noted above, USA REIT has no subsidiaries. USA REIT has not undertaken and is not engaged in any negotiations in response to the aforesaid Offer to Purchase that relate to the aforesaid Offer to Purchase or any other tender offer or any other acquisition of the securities of US REIT by any person. USA REIT has not undertaken and is not engaged in any negotiations in response to the aforesaid Offer to Purchase that relate to, and there are no plans, proposals, or negotiations that relate to or would result in (i) any extraordinary transaction such as a merger, reorganization, or liquidation of USA REIT, (ii) any purchase, sale, or transfer of a material amount of the assets of USA REIT, (iii) any material change in the present dividend rate or policy of USA REIT or in the indebtedness or capitalization of USA REIT.

b.  The Trustees of USA REIT approved the Recommendation that is set forth in
Item 4 above. Except with respect to action by the Trustees to approve said Recommendation, there is no transaction, board resolution, agreement in principle, or signed contract that has been adopted or entered into in response to the aforesaid Offer to Purchase that relates to one or more of the matters referred to in Subparagraph (a) of this Item 7 which appears immediately above.


Item 8.     Additional Information.

a. As its response to the aforesaid Offer to Purchase, USA REIT will transmit this SEC Schedule 14D-9 (Amendment No. 1) to its shareholders as soon as is reasonably practical which is anticipated to be on or about September 25, 2001.

b Paragraph 7.10 of The Declaration of Trust provides in pertinent part as follows: "(N)o person may be the beneficial owner of more than 9.8% of the number of Shares outstanding from time to time. . . ." If a person becomes the owner of more than 9.8% of the outstanding shares, USA Trust is required to redeem enough of said outstanding shares in order to reduce that person's holdings to less than 9.8% of the outstanding shares at a price to be determined by a trading market or by the Trustees in good faith. USA Trust may also refuse to transfer to a person Shares which would exceed the 9.8% limitation. Of the number of 27,063 presently outstanding Shares, the percentage of 9.8% is equal to 2,652 Shares, which is two shares more than the 2,650 Shares that are subject to the aforesaid Offer to Purchase. USA REIT is unaware of whether or not the Offeror, by or through affiliates or in street name, is the owner of any of its outstanding shares. If Offeror is the present beneficial owner of any Shares, then USA REIT may be required by its Declaration of Trust to refuse to transfer Shares to the Offeror. If the Offeror is not the present beneficial owner of any of the Shares, and if pursuant to the Offer to Purchase the Offeror acquires all 2,650 Shares that are subject to the Offer to Purchase, and if in the future USA REIT continues to accept Offers to Sell Shares, the number of outstanding Shares may be reduced so that 2,650 Shares exceeds the percentage of 9.8% of the outstanding shares. In that case, pursuant to Paragraph 7.10 of the Declaration of Trust, USA REIT may be required to redeem Shares from the Offeror in order to reduce the number of shares then beneficially owned by the Offeror to a number which is less than the percentage of 9.8%.

c. USA REIT is not aware of any additional material information concerning the aforesaid Offer to Purchase and the response of USA REIT thereto.


Item 9.     Exhibits.

There is attached as Exhibit A hereto a letter dated September 10, 2001, from USA REIT to its shareholders in which USA REIT recommends that the aforesaid Offer to Purchase be rejected.


                                     SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                          (Signature)

                                          GREGORY E. CRISSMAN,
                                          as CHAIRMAN of USA REAL
                                          ESTATE INVESTMENT TRUST

                                          Date: September 26, 2001



                                     EXHIBIT A


                        USA REAL ESTATE INVESTMENT TRUST
                            PMB 314, P.O. Box 255427
                              Sacramento, CA 95865
                               Tel:  800-308-4532
                               Fax: 916-564-4567


                               September 10, 2001




To All Holders of Shares of Beneficial Interest in
USA REAL ESTATE INVESTMENT TRUST

Dear Shareholders:

You have recently received, or soon will receive, a tender offer from Sutter Opportunity Fund 2 LLC to purchase some or all of your shares in USA Real Estate Investment Trust for the price of $300 per share. Sutter Opportunity Fund 2 LLC is not related to the Trust or its Trustees in any way.

We believe it is our duty to inform you as follows. The price of $300 per share is inadequate. The present book value of your shares is $534 per share. Your shares currently receive an annual dividend of $63.36 per share. Periodically shareholders have offered to sell their shares to the Trust. During 2001, in its discretion, the Trust accepted such offers for 435 shares at the price of $492 per share, which is 64% greater than $300.

Based on the foregoing reasons, we recommend that you reject the tender offer by simply ignoring it.

If you have any questions or comments, please call us at (800) 308-4532.

                                        Respectfully,

                                        Gregory E. Crissman

                                        Gregory E. Crissman
                                        Chairman



PRESS RELEASE
BY
USA REAL ESTATE INVESTMENT TRUST

September 28, 2001
Sacramento, California

Gregory Crissman, Chairman of USA Real Estate Investment Trust, announced today that Sutter Opportunity Fund 2 LLC has made a tender offer to purchase up to 2,650 of the outstanding shares of the beneficial interest of the Trust (the "Shares") at a purchase price equal to $300 per share, less the amount of any distributions declared or made with respect to the Shares between September 4, 2001, (the "Offer Date"), and October 5, 2001, (the "Expiration Date") or such other date to which the Offer may be extended, upon the terms and subject to the conditions set forth in the Offer and a related Letter of Transmittal. Said Offer was mailed by the Registrar of the Trust to shareholders on September 11, 2001. The Trust has recommended to its shareholders that they reject the Offer because the price $300 per share is inadequate because, among other considerations, the Shares currently receive an annual dividend of $63.36 per share, the present book value per share of the Shares is $534, and, during the year 2001, the Trust repurchased in small lots a total of 435 Shares at the price of $492 per share. Mr. Crissman noted, however, that the dividend policy of the Trust could be changed in the future and dividends could be reduced, the Shares do not trade in any active market, there is no readily available means for a shareholder to liquidate the Shares or to realize the book value thereof, and the Trust repurchases Shares only in its discretion. The Trust is mailing to shareholders an SEC Schedule 14D-9 which explains in full the recommendation of the Trust with respect to the Offer. If a shareholder has any questions about the Offer or the position of the Trust, he may call the Trust at the number specified below, or he may review the aforesaid Schedule 14D-9 in the Filing and Forms section (EDGAR) of the internet web site of the Securities and Exchange
Commission at www.sec.gov.

USA Real Estate Investment Trust may be reached at PMB 314, P. O. Box 255427, Sacramento, California 95865, Telephone No. 800-308-4532. Sutter Opportunity Fund 2 LLC may be reached at 150 Post Street, Suite 320, San Francisco, California 94108, Telephone No. 415-788-1444.